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                       Thermadyne Holdings Corporation
                                101 S. Hanley
                          St. Louis, Missouri 63105

                                 May 28, 1997


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

        Re:     Thermadyne Holdings Corporation -- Request to
                Withdraw Form 8-A

Ladies and Gentleman:

        Thermadyne Holdings Corporation (the "Company") hereby requests that its Form 8-A, which was filed electronically on May 20, 1997 with the Securities and Exchange Commission (the "Commission"), be withdrawn. Such filing was made in error under Section 12(b) of the Securities Act of 1933, as amended. The Company will file electronically with the Commission on the date hereof a new Form 8-A under Section 12(g) of the Act.

        If the Commission should have any questions or desires further information regarding the above, please contact Stephanie Josephson at (314) 746-2139.


                                        Sincerely,


                                        /s/ James H. Tate

                                        James H. Tate,
                                        Senior Vice President and
                                        Chief Financial Officer